EXHIBIT 12.0
MATTEL, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2015		2014		2013		2012		2011
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$463,915		$586,910		$1,099,128		$945,045		$970,673
Add:
Interest expense	85,270		79,271		78,505		88,835		75,332
Appropriate portion of rents (a)	38,297		40,291		37,006		33,736		30,696
Earnings available for fixed charges	$587,482		$706,472		$1,214,639		$1,067,616		$1,076,701
Fixed Charges:
Interest expense	$85,270		$79,271		$78,505		$88,835		$75,332
Appropriate portion of rents (a)	38,297		40,291		37,006		33,736		30,696
Fixed charges	$123,567		$119,562		$115,511		$122,571		$106,028
Ratio of earnings to fixed charges	4.75	X	5.91	X	10.52	X	8.71	X	10.15	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense.